Sogecable

82-4981






Mr. David S. Wisnia
Director Business & Legal Affairs
FOX SPORTS INTERNATIONAL
P.O. Box 900
Beverly Hills
California 90213-0900
USA



Madrid, February 25th 2005

**Ref.: Revised Television License Agreement between Fox Sports International B.V. ("Fox") and Sogecable S.A. regarding the "2005 & 2006 PGA Tour (the "Agreement").**

Dear Mr. Wisnia,

We are pleased to enclose you two originals of the above-mentioned agreement.

We would very much appreciate if you could send us back an exemplar duly signed for our files.



Thank you in advance for your kind co-operation.

Looking forward to hearing from you,

With best regards,

Begoña Alonso
Legal Adviser

**encs.**

Sogecable S.A. inscrita en el Registro Mercantil de Madrid, Tomo 9458 de Sociedades, Folio 122, Hoja nº 87787, Inscripción primera. C.I.F. A 79.114.815

FOX SPORTS INTERNATIONAL B.V.
TELEVISION LICENSE AGREEMENT

THIS TELEVISION LICENSE AGREEMENT (the "Agreement") is made as of December 2, 2004 by and between FOX SPORTS INTERNATIONAL B.V. in this document referred to as "Fox" and SOGECABLE S.A. referred to in this document as "Licensee."

Fox grants a license to Licensee to telecast the event(s)/program(s) ("Events/Program(s)") in the Territory, in the Language, in the Broadcast Basis, subject to the Exclusivity and Number of Runs, during the Term, pursuant to the General Terms (which is attached hereto as Exhibit A and by this reference expressly incorporated herein) and to the following:

"LICENSEE":

SOGECABLE S.A.
Avda. de los Artesanos, 6, 1a
28760 Tres Cantos
Madrid, Spain
Attn: Ms. Begoña Liso

"LICENSOR":

FOX SPORTS INTERNATIONAL B.V.
C/o LFS Management Services B.V.
Diamantlaan 1 A
2132 W V Hoofddorp
The Netherlands
Attn: Marcia Bylicki

WITH A COPY TO:

FOX SPORTS INTERNATIONAL B.V.
c/o Fox Cable Networks
Building 103
10201 West Pico Blvd.
Los Angeles, CA. 90035
Attn: Vice President Business and Legal Affairs

"EVENT(S)/PROGRAM(S)":

**2005 & 2006 PGA TOUR:**

1. Thirty-nine (39) PGA TOUR events per each year of the Term as described in Exhibit C.
2. Twenty-five (25) Champions Tour events per each year of the Term as described in Exhibit C.
3. Thirty-two (32) x 1.0 hour highlight programs of the PGA TOUR events per each year of the Term.
4. Seven (7) x 1.0 hour highlight programs of the Champions Tour events per each year of the Term.
5. Three (3) x Challenge Season Events per each year of the Term as described on Exhibit C.
6. One (1) Nationwide Tour Championship event per each year of the Term.
7. Forty-five (45) x 30-minute episodes of "Inside the PGA TOUR" per each year of the Term.
8. Twelve (12) x 1.0 hour episodes of "This is the PGA TOUR" per each year of the Term.
9. One (1) x 1.0 hour episode of the "PGA TOUR Year in Review" per each year of the Term.
10. One (1) x 1.0 hour episode of the "Champions Tour Year in Review" per each year of the Term.
11. 2005 Presidents Cup.

"TERRITORY":

The "Territory" shall be strictly limited to Spain and Andorra.

"LANGUAGE": The Programs may only be exhibited in the Broadcast Basis in the Spanish, Catalan, Basque and Galician Languages.

"BROADCAST BASIS": Licensee may exhibit the Program(s) via non-standard television which shall mean digital and/or analog distribution via CATV (coaxial and fiber optic), MDS, MMDS, LMDS, STV, DBS, SMATV and TVRO and standard television which shall mean free-over-the-air broadcast television. For the purposes of this Agreement, non-standard television shall include satellite transmission. Any rights not specifically granted by Fox herein, shall be reserved by Fox including without limitation, film distribution, videocassette, video disc, video on demand, closed circuit television, in-flight distribution, Internet or the World Wide Web and other computer-based and on-line distribution, CD-ROM, Pay-Per-View rights ("PPV"), interactive television, distribution in picture-in-a-picture (PIP) or other modified format.

Notwithstanding the preceding paragraph: (a) Licensee shall be permitted to promote Licensee's exhibition of the Events/Programs via its website so long as Licensee does not use or stream any PGA TOUR footage or pictures; and (b) FOX agrees that neither it, nor the PGA TOUR, will grant any rights to any third party for picture in picture, video on demand or other rights not granted to Licensee in the definition of "Broadcast Basis," without first consulting with Licensee and, in any event neither FOX nor PGA TOUR will grant any such rights to any third party without first getting approval from Licensee (such approval not to be unreasonably withheld), provided, however, that Licensee acknowledges and agrees that TOUR will from time to time during the Term make available on PGATOUR.COM live streaming coverage of up to four (4) holes (other than the final hole of competition) during the Tournament ("Streaming"). TOUR agrees to consult with Licensee prior to distributing such Streaming and agrees that during any Streaming, TOUR will consistently promote the Telecast times and channels of Licensee's coverage of the Tournament. Licensee acknowledges and agrees that TOUR may produce Streaming in conjunction with third parties and that the Streaming may be accessible from the websites of such third parties. Tour agrees that all Streaming will have the look and feel of PGATOUR.COM. TOUR further agrees to permit Licensee to promote and/or link to any Streaming at no charge. TOUR shall use its commercially reasonable best efforts to prevent and limit any spill of transmission or broadcast into the Territory from broadcasters operating outside the Territory.

During the Term, it is guaranteed that such Internet exploitation shall be minimal (as further described above). As a consequence, Licensee acknowledges and agrees to the live streaming of the Programs during the Term (as described above), and this acceptation is made as NON PRECEDENTION BASIS for future negotiations or agreements (i.e. this acceptance shall not set a precedent for future agreements).

EXCLUSIVITY: The rights granted to Licensee herein are exclusive in the Broadcast Basis, in any and all languages in the Territory for the Term, provided, however, that Licensee acknowledges and agrees that the "2005 & 2006 Inside the PGA TOUR" Programs (45 episodes x 0.5 hour as described in Programs) will be non-exclusive in the Territory.

Notwithstanding the above, Licensee acknowledges and agrees that any distribution by Eurosport and/or CNBC Europe (or CNBC's replacement) of

the Programs in the Territory shall not be deemed a violation of the exclusivity granted herein. Licensee acknowledges and agrees that: (a) CNBC Sports (or its replacement) shall be entitled to broadcast one (1) hour per round of tournament highlights on a one (1) week delay basis in the Territory in the Language; and (b) that Eurosport shall be entitled to broadcast in the Territory the one (1) hour highlights in all of the Eurosport international languages no earlier than 17:00 CET on the Tuesday immediately following the Events/Programs.

NUMBER OF RUNS: Licensee may only telecast each tournament live (or initial tape delay) and up to two (2) additional times at any time prior to the commencement of the next tournament on each of its respective multiplexed channels. Licensee may telecast the highlights and ancillary programs a maximum of three (3) times each on each of its respective multiplexed channels.

"TERM": The Term shall commence on January 1, 2005 and terminate on December 31, 2006.

TOTAL LICENSE FEE: **US$1,160,000.00** with no deductions whatsoever for taxes or other costs, except as may otherwise be stated in this Agreement.

PAYMENT SCHEDULE:

**2005: US$575,000.00:**

1. US$115,000.00 due on before February 1, 2005;
2. US$115,000.00 due on or before April 1, 2005;
3. US$115,000.00 due on or before August 1, 2005;
4. US$115,000.00 due on or before October 1, 2005; and
5. US$115,000.00 due on or before November 1, 2005.

**2006: US$585,000.00:**

1. US$117,000.00 due on before February 1, 2006;
2. US$117,000.00 due on or before April 1, 2006;
3. US$117,000.00 due on or before August 1, 2006;
4. US$117,000.00 due on or before October 1, 2006; and
5. US$117,000.00 due on or before November 1, 2006.

All payments shall be made strictly in accordance with the payment instructions, attached as Exhibit B.

MATERIALS: All technical and financial arrangements, where applicable, for the use of the U.S. domestic television feed as produced by the host broadcaster shall be made directly between the Licensee and the host broadcaster. Fox undertakes to make all reasonable commercial efforts to ensure that the U.S. PGA TOUR (the "TOUR") produces the "Enhanced Feed" for TOUR Events only, specifications of which are provided in Exhibit D. Upon request, Fox shall provide tapes of the shows to Licensee at Licensee's sole expense. As per the arrangement and agreement between Licensee and the host broadcaster, where more than one broadcaster is sharing the same up-link signal, costs may be shared pro-rata. All costs associated with the delivery of the Programs will be borne by Licensee.

MATERIAL/TECHNICAL COSTS: Licensee to pay within 30 days of receipt of invoice. Costs of Materials shall include tape stock and dubbing costs, which shall be charged to Licensee at the rate of US$250.00 per hour. Shipping shall be collect, at Licensee's sole expense unless specifically agreed in writing otherwise.

SPECIAL CONDITIONS:

**Title Sponsor:** Licensee guarantees that the identity of the applicable title sponsor will remain in the name of the Program, and other forms of exposure which title sponsors receive during the U.S. telecast of the Program (e.g., official tournament name, identification on leaderboards, identification on course signage, etc.) will remain within the telecast. Licensee agrees that it will include in all promotional material the identification of the title sponsor in connection with reference to the Program. Licensee may sell advertising to a competitor of a title sponsor if: (a) Fox gives Licensee prior written consent to sell advertising to a competitor which may be granted on a case by case basis; (b) the title sponsor is offered and rejects an advertising package; or (c) Licensee obtains the title sponsor's written permission to sell advertising to a competitor. The foregoing provision shall apply equally in all markets, regardless of the title sponsor's presence in that market.

**Use of TOUR Marks:** Licensee is hereby granted a nontransferable, nonexclusive right to use the TOUR trademarks (the "Marks") solely in connection with Licensee's telecast and promotion of the Programs. Licensee's use of the Marks is strictly subject to prior approval by the TOUR and in accordance with the following:

(a) Prominent uses of the logo and PGA TOUR name must include (i) a 'circle R' symbol ® denoting the name as a registered trademark; (ii) The PGA TOUR name shall in all cases be styled in all capital letters; and (iii) The PGA letters must not be punctuated, i.e. NOT P.G.A.; and
(b) Prominent uses of the logo and CHAMPIONS TOUR name must include (i) a 'TM' symbol (™) denoting the name as a registered trademark; (ii) The CHAMPIONS TOUR name shall in all cases be styled in all capital letters; and (iii) The PGA letters must not be punctuated, i.e. NOT P.G.A.

All promotional and advertisement materials using or incorporating the name shall be tasteful and professional, and shall not include any claims which are inaccurate or deceptive in any way. Any questions regarding proper usage of the name should be discussed in advance with the PGA TOUR staff. Licensee acknowledges and agrees that all uses of the Marks shall inure solely to the benefit of the TOUR. Licensee further agrees that upon termination of this Agreement for any reason it shall have no further right to use the Marks in any way.

**Reporting:** Licensee acknowledges that Fox is obliged to report to the TOUR on a regular basis all such details of telecasts of the Programs in the preceding period including number of subscribers, a listing of all airings of the Programs including air times and dates, audience ratings and demographic information, the number of commercial units run during any such telecast and the amounts paid by advertisers for such commercial units. Fox may request this information up to seven (7) times per year as follows: (a) Prior to the first tournament of each season; and (b) Up to six (6) times per season thereafter. Licensee hereby agrees to provide all such information in relation to the above. Licensee acknowledges and agrees to provide Fox with its monthly magazine (at no cost to Fox) on a monthly basis detailing its telecast schedule, in addition to making best efforts to provide Fox with a telecast schedule no less than sixty (60) days in advance of the first day of each month throughout the Term.

**Other Conditions:**

1. **TOUR PROMOTIONS/PUBLIC SERVICE ANNOUNCEMENTS:** Licensee shall reserve one (1) thirty second (0:00:30) promotional announcement for Fox and/or TOUR per hour during the Events each day the Events are telecast for use by or promotion of TOUR business.

2. This Agreement supersedes and cancels all prior negotiations and understandings between the parties and contains all of the term of the parties. No modification shall be valid unless in writing and executed by both parties. No officer, employee or representative of Licensee has any

authority to make any representation or promise not contained in this Agreement, and Licensee and Fox have not executed this Agreement in reliance on any such representation or promise.

3. **OWNERSHIP**: As between and Licensee, Fox shall own all rights, title and interest in and to the Programs throughout the Term. TOUR is the sole owner of all copyrights in the Programs.

4. **SUBLICENSE**. Licensee shall be permitted to sub-license the Programs in the Territory, in the Broadcast Basis, in the Language during the Term, to companies within the Sogecable Group of channels (i.e. Canal +, Sportsmania and Golf+) so long as Licensee abides by the restrictions set forth below. Licensee acknowledges and agrees that: (a) any exhibition of the Programs by the sublicensees shall be limited to the Number of Runs as set forth in this Agreement; (b) Licensee will cause the sublicensees to satisfy each of the broadcast standards and requirements and all other applicable terms and conditions set forth herein in sublicensee's broadcast of the Program(s); (c) Licensee shall be liable to Fox for any breach of any term or condition hereof by sublicensee; and (d) Licensee will provide Fox with a list detailing who Licensee will sublicense to prior to Licensee's sublicense to any 3rd party.

5. **WITHDRAWAL:** Fox reserves the unrestricted right to withdraw a Program if telecast of the Program could: (i) infringe upon the rights of others: (ii) violate any law, order, regulation, or ruling: or (iii) subject Fox to liability. Licensee shall not be entitled to any adjustment in the portion of the Total License Fee allocable to a withdrawn Program if, prior to the effective date of such withdrawal: (a) Licensee has telecast the maximum number of times authorized; or (b) Fox furnishes a mutually satisfactory substitute program. If the foregoing conditions do not apply, Licensee shall be entitled to receive a credit against or a refund of that portion of the Total License Fee allocable to the withdrawn Program for unused telecasts in an amount mutually determined by the parties hereto. Fox and Licensee hereby waive any claim for damages, losses, loss of profits or other indirect loss of profits or other indirect loss which may be asserted by either party as a result of with withdrawal of any Program.

6. **SPILLOVER:** Both parties hereto acknowledge and agree that unintentional and incidental overspill over natural boundaries of the Territory may occur. The occurrence of such overspill shall not be deemed a breach of this Agreement.

| For and on behalf of<br>**FOX SPORTS INTERNATIONAL B.V. (Fox)** | For and on behalf of<br>**SOGECABLE S.A.**<br>**(Licensee)** |
| --- | --- |
| SIGNED:________________ | SIGNED:  |
| TITLE:________________ | TITLE:________________ |
| DATE:________________ | DATE:________________ |

# EXHIBIT A

## GENERAL TERMS

Unless expressly provided to the contrary contained herein to the extent that any provision of these General Terms conflicts with any provision of the Agreement, the Agreement shall control.

1. **LICENSE:** Unless otherwise expressly permitted by Fox, Licensee shall not sublicense all or any part of the Agreement or authorize a third party to perform any obligations owed by Licensee to Fox. Licensee has no right to authorize video recordings of a Program nor any right to authorize the retransmission of a Program except as specifically authorized by Fox. Any rights not specifically licensed hereunder to Licensee are reserved to Fox. Where Fox's rights are less than the rights purported to be granted under this Agreement, Licensee's rights hereunder shall be limited to those rights that Fox can grant.

2. **LICENSE PERIOD/TELECASTS:** Notwithstanding the Agreement, the License Period for each Program terminates no later than the date on which the last authorized telecast of such Program occurs. Telecasts can not be aggregated, that is, no additional telecasts of a Program are permitted because another Program is telecast fewer than the authorized number of times. Failure to complete the maximum number of telecasts during the License Period shall not operate to extend the License Period.

3. **PAYMENT TERMS:**

(a) Per Program License Fees shall be paid by wire transfer in the agreed amounts to Fox Sports International, Bank of America, 1850 Gateway Boulevard, Concord, California 94520 USA, Account No.: 12333-23220, Transit routing number: 121000358. If payment is made by check, it shall be made to Fox Sports International, File 55013, Los Angeles, California 90074-5013 USA.

(b) Licensee shall pay the Total License Fee whether or not all exhibitions permitted of the Programs actually occur. If Licensee fails to pay any instalment when due, Fox may, as its option, declare the unpaid balance of the Total License Fee immediately due and payable without further notice to Licensee. At Fox's option, late payments shall bear interest from their due date until the date on which they are paid at the prevailing commercial rate of interest in the country from which payment originates. Fox's acceptance of a late payment shall not constitute a waiver of any of its rights hereunder. If all telecasts occur prior to payment of all instalments due, Licensee shall, at Fox's option, pay all remaining instalments no later than the first day of the month following the last telecast.

4. **MATERIALS:** For each Program, Fox shall deliver the Materials specified in the Agreement on the following conditions and procedures:

(a) Delivery: Fox shall deliver the Materials for the Program by a means designated by Fox at times to be agreed upon.

(b) Costs: Licensee shall pay all charges for the delivery of Materials and shall reimburse Fox promptly (i.e., within thirty (30) days upon receipt of invoice if such charges are advanced by Fox.) Licensee bears all risks of loss to the Materials while in transit or in Licensee's possession or control. All technical costs shall be charged based on one hour per each hour or partial hour included in each Program.

(c) Defects: Licensee shall examine all Materials upon receipt and shall give Fox immediate notice if any Materials are so defective as to be unusable for telecast purposes, in which event Fox shall furnish suitable materials for the Program. Materials shall be deemed suitable unless notice of defect is given to Fox prior to the date on which such Materials are first used for telecast purposes for Licensee.

(d) Security: Licensee shall employ adequate security to prevent theft, pirating, copying, duplication or other unauthorized use of the Materials. Licensee shall not copy or permit others to copy Materials or authorize Materials to be used except as herein allowed. Licensee shall promptly notify Fox if Materials are lost, stolen, destroyed, or damaged and shall pay the cost of their replacement, including duplication and raw stock costs, no later than seven (7) days after receipt of Fox's invoice. Any such payment shall not give Licensee any rights in or to Materials so replaced.

(e) Ownership: Legal title to all Materials, together with all dubbed and subtitled versions of a Program made or on behalf of Licensee, vests in Fox, subject only to the License granted herein. Licensee shall not impair Fox's title, create a lien or encumbrance thereon or in any other manner diminish Fox's interest in any Materials.

(f) Return: Promptly after the last telecast of Program ( or upon the termination of this Agreement, if earlier), except as provided hereinbel0w, Licensee shall destroy or erase any and all Materials of or including the Program(s) made by it or on its behalf, and shall provide Fox a certificate of destruction or other proof which may be required by Fox. Notwithstanding the foregoing, immediately upon Fox's request, Licensee shall return to Fox at an address designated by Fox all Materials for the Program, together with all dubbed sound tracks, subtitled or subtitling Materials and all optical and/or magnetic sound tracks and/or prints or tapes which were made by, for or at the insistence of Licensee (hereinafter the "Alternate Language Version"). Licensee hereby expressly and irrevocably assigns any and all rights in the Alternate Language Version of the Program to Fox. Licensee represents, warrants and covenants to Fox that Fox may distribute, exhibit, transmit and use throughout the universe (including without limitation the Territory) such Alternate Language Version of the Program for any programming purpose and in any medium whatsoever either now existing or hereafter developed, and that such use shall not infringe upon the right of any third party or cause Fox to be subject to any liability what so ever. Licensee hereby expressly indemnifies Fox against any loss or expense (including costs and outside counsel fees) incurred by Fox, it parents, affiliates and subsidiary companies and their respective directors, officers and employees, arising out of the breach by Licensee of Licensees representation, warrantees and covenants contained hereinabove.

5. **ALTERATIONS:** Except to the extent permitted by Fox, Licensee shall telecast each Program in its entirety. Licensee may make at its own expense minor insertions, cuts or deletions to make a Program conform to time segment requirements or the orders of any duly authorized censorship authority. Licensee may insert commercials for telecast within a Program but only those which do not adversely affect the artistic or pictorial quality of a Program or materially interfere with its continuity. In no event may any alterations be made to the title of any program. Alterations shall be subject to applicable provisions in collective bargaining agreements of which Licensee has been given prior notice. Licensee shall telecast all copyright notices and credits appearing on the print or tape of such Program as delivered by Fox and shall not change, add or reposition any such notices or credits. Licensee shall replace cuts and alterations and delete commercials so that prints and tapes are returned in the same condition as received, with only normal wear-and-tear for proper use excepted.

6. **ADVERTISING AND BILLING:** Licensee may advertise and publicize each Program and, and to the extent permitted by Fox, any person appearing therein or performing services in connection therewith, at any time after 30 days prior to the start of the License Period for such Program. Licensee shall comply with all credit, advertising and billing instructions furnished by Fox and shall indemnify Fox against any loss or expense (including cost and attorney's fees) suffered by Fox by reason of Licensee's failure to adhere to and observe such credits and instructions. All materials furnished by Fox for use in advertising the Programs shall either be returned to Fox or Fox's designee, or at Fox's option , destroyed with appropriate proof of such destruction. In no event shall Fox or the names or likenesses of persons appearing in or connected with any Program be used as an express, implied direct or indirect endorsement of any product, service or sponsor. Licensee shall not advertise or promote a withdrawn Program and shall alter at Fox's request advertising which Fox reasonable believes is harmful to or derogatory of Fox or any Program.

7. **TAXES:** Licensee shall pay all taxes now or hereafter imposed or based upon or resulting from the use, delivery, import, export, exhibition, or possession of the Program in the Territory and shall hold Fox harmless from the same. Licensee may deduct the amount, if deductions are permitted in the Agreement, of any withholding tax from the portion of the License Fee owing to Fox hereunder; provided that Licensee furnishes to Fox, at Licensee's expense, the following information and documents with respect to the tax: (a) an original receipt (and English translation thereof) from the taxing authority with respect to the tax paid; (b) a report setting forth the fees with respect to which the tax was paid, the amount of tax paid, the date on which the tax was paid and the authority under which the tax was paid, including the statutory citations and a general description of their provisions; and (c) such other information as Fox may from time to time reasonably request to evidence Fox's right to credit such tax against its income tax liability.

8. **MUSIC:** Fox warrants that it has secured the necessary music synchronization rights for musical compositions included in each Program. Licensee agrees to procure and pay for any licenses required for the performance and use of the music contained in each Program as herein licensed.

9. **FOX WARRANTIES:** Fox makes no representations, warranties or indemnities, express or implied, except as contained herein. Fox shall indemnify Licensee against any loss or expense (including costs and outside counsel fees) incurred by Licensee, by reason of any claim that any material in any Program infringes upon the trade name, trademark, copyright, literary or dramatic right, or right of privacy or publicity of any claimant, or constitutes a libel or slander of such person provided that Fox shall not be responsible for lost profits and consequential damages. The foregoing shall not apply to material added by Licensee or to music to the extent provided for in Paragraph 8 above. Fox's obligations shall not accrue unless Licensee notifies Fox of the claim for which indemnification is requested promptly after such claim is made. Fox may, as its option, assume the handling, settlement or defense of any such claim, in which event its obligation shall be limited to holding harmless Licensee against a judgment paid on account of such claim or any settlement made or approved by Fox. Licensee acknowledges that Fox makes no representation or warranty with respect to any laws or regulations in effect in any part of the Territory which may affect the telecast of the Programs or Licensee's right to telecast motion programs generally.

10. **LICENSEE WARRANTIES:** Licensee warrants that it shall comply with all of its representations and agreements and perform all of its obligations herein. Licensee shall indemnify Fox against any loss or expense (including costs and outside counsel fees) incurred by Fox, its parent, affiliated and subsidiary companies, and their respective directors, officers and employees, arising out of the acts or omissions or Licensee or the breach by Licensee of any of Licensee's warranties, representations, agreements, obligations, covenants or any other warranties in the Agreement. Licensee's indemnity obligations shall be subject to the conditions stated in respect of Fox's indemnity obligations in Paragraph 9 above.

11. **WITHDRAWAL:** Fox reserves the unrestricted right to withdraw a Program if Fox determines that the telecast of the Program could: (i) infringe upon the rights of others: (ii) violate any law, order, regulation, or ruling: or (iii) subject Fox to liability. Licensee shall not be entitled to any adjustment in the portion of the Total License Fee allocable to a withdrawn Program if, prior to the effective date of such withdrawal: (a) Licensee has telecast the maximum number of times authorized: or (b) Fox furnishes a mutually satisfactory substitute program. If the foregoing conditions do not apply, Licensee shall be entitled to receive a credit against or a refund of that portion of the Total License Fee allocable to the withdrawn Program for unused telecasts in an amount determined as provided in paragraph 18 below. Licensee hereby waives any claim for damages, losses, loss of profits or other indirect loss of profits or other indirect loss which may be asserted by Licensee as a result of with withdrawal of any Program.

12. **DEFAULT:** If Licensee fails to pay any instalment of the Total License Fee or fails to perform any other obligation and such breach is nor cured with five (5) business days after Fox's notice, or if Licensee becomes insolvent or a petition under any bankruptcy (or analogous) act is filed by or against Licensee, or if Licensee assigns or grants non-purchase money security interests in all or substantially all of its assets for the benefit of creditors, or if a receiver, liquidator or trustee is appointed for Licensee, or if Licensee materially interferes with Fox's rights, or if Licensee permits or causes attachments, executions, liens, encumbrances or other burdens to be placed on any Materials, Fox may declare this Agreement breached, make the Total License Fee and all other monies due immediately and payable, suspend delivery of Materials and/or Licensee's right to telecast the Programs, require Licensee to return all prints and tapes, and/or terminate this Agreement. If Fox so elects to terminate this Agreement, the effect of such termination shall be as provided in paragraph 18, below. Fox's exercise of or failure to exercise any of the foregoing remedies shall not constitute a waiver of its right to exercise any other remedies allowed herein or otherwise available to Fox at law or in equity. Licensee acknowledges that Fox's continued delivery of prints or tapes to Licensee or its allowances of telecasts after Licensee's default shall not operate as a waiver of Fox's rights. Licensee's default shall also be deemed, if Fox so elects, to be a default under any or all other agreements between Fox and Licensee and shall entitle Fox to exercise the remedies set forth herein with respect to such other agreements.

13. **CURRENCY RESTRICTIONS:** Where applicable, Licensee shall use its best efforts to procure promptly the approval and/or clearance of any exchange control authorities or other currency or fiscal agencies in the Territory which are required for payment in USA dollars in the USA of all sum due Fox. If such approval or clearance is required but not procured within a reasonable time, or if after approval or clearance is procured, currency or fiscal regulations are changed so that the sum due to Fox cannot be paid in USA dollars in the USA, Fox shall have the right to suspend or terminate the Agreement, in which event the effect of such termination shall be as provided in paragraph 18 as below. Any sums due Fox which cannot be paid to Fox at the time or in the manner provided herein because of currency exchange or fiscal control regulations or for any other government decree order made in the Territory, such monies shall, at Fox's option, be deposited by Licensee in a special account in the name of Fox (or such other party as Fox may designate) in a bank of Fox's designation and Licensee shall promptly forward to Fox a duplicate deposit slip evidencing each such deposit.

14. **HARDSHIP:** If, after this Agreement is entered into, any rule, law or judicial or administrative order in effect in the Territory or the USA imposes limitations or restrictions relating to aspects of operation of the business of distribution of motion Programs, which, in Fox's reasonable opinion, makes it illegal, inherently unprofitable or otherwise undesirable to continue under this Agreement, Fox may terminate this Agreement upon not less than thirty (30) days notice to Licensee specifying such order, rule, law or decision and the effect of such termination shall be as provided in paragraph 18, below.

15. **CENSORSHIP:** If Licensee cannot telecast a Program by reason of the action of a censorship authority (which is not based upon the time of telecast) and the Program cannot be edited to comply with censorship requirements, Licensee shall so notify Fox and provide Fox with appropriate documents evidencing such action, where upon Fox shall have the option either to: (1) deliver another program which has been mutually agreed upon by Fox and Licensee, or: (2) reduce the number of Programs licensed hereunder by the number of Programs which cannot be telecast and give Licensee a credit against the Total License Fee in accordance with paragraph 18, below.

16. **FOX RESERVED RIGHTS:** Fox reserves all rights in and to the Programs not granted herein and may exploit such rights at any time without regard to whether exercise of such rights may be competitive with Licensee's rights. Fox may also advertise or publicize the Programs or exploit clips or trailers thereof on any manner or media and at any time without obligation to Licensee.

17. **FEES AND ROYALTIES:** Licensee acknowledges that as between Fox and Licensee, Fox is entitled to all royalties, fees or other monies which are paid, payable to or received by Licensee pursuant to any statute or governmental regulation or in any other manner form, based upon or in connection with (in whole or in part, or directly or indirectly) any retransmission or other use of the Programs , either alone or with other programming, the signal embodying the Programs, or as compensation for the loss of income due to other forms of delivery of the Programs, either alone or with other programming, including without limitation the recording of Licensee's signal. All such monies, whether characterized as retransmission royalties, video levies or other forms of compensation, shall belong to Fox and if received by Licensee shall be held by Licensee as agent and/or trustee for Fox and shall be promptly paid over to Fox.

18. **TERMINATION:** If this Agreement is terminated by reasons of Fox's exercise of rights under Paragraph 12, 13 or 14 above, such termination shall not affect Licensee's obligations which arose prior to the effective date of such termination and shall not affect or modify Fox's right to full payment of the Total License Fee. The foregoing notwithstanding, if this Agreement is terminated by reason of Fox's exercise of rights under Paragraph 13 or 14, above, or if a Program is withdrawn pursuant to Paragraph 4 (a), 11, or 15, above, Fox shall credit Licensee with an amount for each Program ("Refundable Amount") which has not been telecast the maximum number of times authorized. If some but not all telecasts have occurred, the Refundable Amount shall be an amount which is mutually agreed upon by Fox and Licensee.

19. **OWNERSHIP:** Fox shall own all rights, title and interest in and to the Program and copyrights therein. All rights not expressly granted to Licensee are reserved in and owned by Fox.

20. **OTHER PROVISIONS:**

(a) Governing law: THIS AGREEMENT IS GOVERNED BY THE LAWS OF THE STATE OF CALIFORNIA, USA.

(b) Notices: Notices must be in writing and sent by registered mail, cablegram, or telecopier. Notices to Fox shall, in the absence of specific instructions to the contrary, be mailed, cabled or telecopied to: Attn: General Counsel, Fox Sports International, LNT International Sports Programming (Distribution) Limited, 10000 Santa Monica Boulevard, Suite 333, Los Angeles, California 90067 USA, Telecopier number: (310) 229-5660; with a copy to: Attn: Tony Ball, Fox Sports International, Tudor House, 33 Gresse Street, London W1P 1PN, UK, Telecopier Number: (44) 171-462-3402. Notices sent by registered mail shall be deemed received 15 business days

after the date of prepaid delivery to a government post office. Notices sent by cablegram or telecopier shall be deemed received on the date of the sender's furnishing to Fox of appropriate conformation of Fox's receipt of such cablegram or telex.

(c) Spillover: Licensee acknowledges that telecasts of the Programs originating outside the Territory may be received by television sets located in the Territory and agrees that such reception shall not constitute a breach of this Agreement.

(d) Assignment: Licensee shall not assign the License, any prints, tapes or other materials delivered or any of Licensee's rights or obligations to any third party. Including any person or entity obtaining the controlling stock or other ownership interest (whether voluntary or involuntary) of each Station, without Fox's prior written consent. Any assignment made without Fox's consent shall, at Fox's opinion, be voidable by Fox. Fox may assign this Agreement, in whole or in part, the License Fee, or any or all of its rights hereunder in whole or in part to any person or entity, but any such assignment shall not relieve Fox of its obligations.

(e) Force Majeure: Neither party shall be liable for any failure for delay in delivery of Materials or the inability to telecast any Programs due to labor disputes, acts of God or for any other cause beyond the control of both parties and its performance shall be excused to the extent that it is prevented by reason of any of the foregoing conditions, except that Licensee shall continue to make the payments to Fox as provided herein.

(f) Waiver: Fox's waiver of any breach of this Agreement by Licensee must be in writing and shall not be deemed to be a waiver of any prior or succeeding breach.

(g) Relationship of parties: Nothing herein contained shall be deemed to constitute a partnership or joint venture between the parties and neither party shall be authorized to act on behalf of the other.

(h) Entire Agreement: This Agreement is complete and embraces the entire understanding of the parties, all prior understandings or agreements in connection herewith, either oral or written, having been merged herein or canceled.

(i) Construction: The terms and provisions of this Agreement represent the results of negotiations between the parties, each of which has been represented by counsel of its own choosing, and none of which have acted under duress or compulsion, whether legal, economic or otherwise. Consequently, the terms and provisions of this Agreement shall be interpreted and construed in accordance with their usual and customary meanings, and the parties hereby waive the application of any rule of law to the effect that ambiguous or conflicting terms or provisions contained in the executed draft of this Agreement shall be interpreted or construed against the party whose attorney prepared the executed draft or any earlier draft of this Agreement.

(j) Confidentiality: Each of the parties hereto will regard and preserve as confidential all information related to (i) this Agreement, and (ii) the business of the other party as such information may be obtained by either party from any source as a result of this Agreement (collectively, "Confidential Information"). Notwithstanding the foregoing, no party hereto shall have an obligation of confidentiality with respect to information which: (1) is already known to such party at the time; (2) is obtained from a third party without breach of this Agreement; is in the public domain; (3) is independently developed by such party; or (4) is subject to compelled disclosure (provided that the disclosing party shall notify the other party or parties of any such requirement prior to disclosure in order to prevent or limit disclosure).

(k) Definitions:

(i) "Cable (coaxial)", which shall mean a coaxial cable wire-based transmission system which delivers two (2) or more television signals to subscribers, solely as part of a package of channels which is distributed to subscribers for a periodic fee by means of an electronic delivery service, and which is distributed to subscribers solely on the lowest tier or level of cable service. As used herein, "television signals" means electronic signals which are transmitted or telecast for reception on television receivers as audio visual programming.

(ii) "Cable (fiber optic)", which shall mean a fiber optic cable transmission system which delivers two (2) or more television signals to subscribers, solely as part of a package of channels which is distributed to subscribers for a periodic fee by means of an electronic delivery service, and which is distributed to subscribers solely on the lowest tier or level of cable service. As used herein, "television signals" means electronic signals which are transmitted or telecast for reception on television receivers as audio visual programming.

(iii) "DBS", which shall mean a satellite transmission system authorized by appropriate governmental authority to deliver a television signal directly to subscribers via the subscribers' own earth stations.

(iv) "Free TV", which shall mean non-pay, terrestrial over-the-air broadcast television transmitted solely by means of one or more local broadcast stations, either state-owned or privately owned, and intended for reception in the localities of such broadcast stations by the general public by means of standard home antennas.

(v) "LMDS" (low-power multi-point distribution system), which shall mean a low-powered microwave-based transmission system which delivers a television signal to subscribers over frequencies licensed by an appropriate governmental authority in the multi-point distribution service or adjacent channels.

(vi) "MDS" (multi-point distribution system), which shall mean a microwave-based transmission system which delivers a television signal to subscribers over frequencies licensed by an appropriate governmental authority in the multi-point distribution service or adjacent channels.

(vii) "MMDS" (multi-channel multi-point distribution system), which shall mean a microwave-based transmission system which delivers multiple television signals to subscribers over frequencies licensed by an appropriate governmental authority in the multi-point distribution service or adjacent channels.

(viii) "Other Media" shall mean any and all other audio and related video technology including inflight distriubtion, closed circuit and theatrical distribution (whether now existing or hereafter developed), but specifically excluding cable, DBS, Free TV, LMDS, MDS, MMDS, SMATV, STV, TVRO and Video.

(ix) "Runs" shall mean each individual exhibition, telecast or other form of distribution of the Program or Event (in whole or in part), regardless of whether such exhibition, telecast or other form of distribution occurs within the same twenty-four hour period as another exhibition, telecast or other form of distribution.

(x) "SMATV" reception, distribution and exhibition, which shall mean distribution of television signals only over the internal cable, closed circuit or other internal distribution facilities of the subscribers.

(xi) "STV", which shall mean a VHF or UHF transmission system which, using a standard broadcast channel licensed by an appropriate governmental authority, delivers an encoded or scrambled television signal which may be decoded or descrambled only by subscribers.

(xii) "Television Media" shall collectively refer to all distribution via cable, DBS, Free TV, LMDS, MDS, MMDS, SMATV, STV, TVRO and Video

(xiii) "TVRO" reception and exhibition, which shall mean reception by subscribers using a single earth station system that is designed to receive television signals from the satellite specified herein, and exhibition by home television sets or other internal audio/video systems.

(xiv) "Video" shall mean distribution for home video, CDI, CDROM, DVD and other computer and internet technology.

## EXHIBIT B

For wire transfer payment:

F. Van Lanschot Bankiers N.V.
P.O. Box 13456
2501 EI
The Hague, The Netherlands
A/C Name: Fox Sports International B.V.
Account No.: 22.58.43.803 SWIFT: FVLBNL22

For payment by check:

Fox Sports International B.V.
C/o LFS Management Services B.V.
Diamantlaan 1 A
2132 W V Hoofddorp
The Netherlands

Licensee shall pay all taxes now or hereafter imposed or based upon or resulting from the use, delivery, import, export, exhibition, or possession of the Programs in the Territory and shall hold Fox harmless from the same. Licensee may deduct the amount of any withholding tax from the portion of the License Fee owing to Fox hereunder. Licensee shall furnish to Fox, at Licensee's expense, the following information and documents with respect to the tax: (a) an original receipt (and English translation thereof) from the taxing authority with respect to the tax paid; (b) a report setting forth the fees with respect to which the tax was paid, the amount of tax paid, the date on which the tax was paid and the authority under which the tax was paid, including the statutory citations and a general description of their provisions; and (c) such other information as Fox may from time to time reasonably request to evidence Fox's right to credit such tax against its income tax liability.

## EXHIBIT C
## *TOURNAMENTS

| Event Date | 2005 PGA TOUR Tournament |
|---|---|
| Jan 3-9 | Mercedes Championship |
| Jan 10-16 | Sony Open in Hawaii |
| Jan 17-23 | Buick Invitational |
| Jan 24-30 | Bob Hope Chrysler Classic |
| Jan 31-Feb 6 | FBR Open |
| Feb 7-13 | AT&T Pebble Beach Natl. Pro Am |
| Feb 14-20 | Nissan Open |
| Feb 21-27 | Chrysler Classic of Tucson |
| Feb 28-Mar 6 | Ford Championship at Doral |
| Mar 7-13 | The Honda Classic |
| Mar 14-20 | Bay Hill Invitational p. by MasterCard |
| Mar 21-27 | THE PLAYERS Championship |
| Mar 28-Apr 3 | BellSouth Classic |
| Apr 11-17 | MCI Heritage Classic |
| Apr 18-24 | Shell Houston Open |
| Apr 25-May 1 | Zurich Classic of New Orleans |
| May 2-8 | Wachovia Championship |
| May 9-15 | EDS Byron Nelson Championship |
| May 16-22 | Bank of America Colonial |
| May 23-29 | FedEx St. Jude Classic |
| May 30-Jun 5 | The Memorial Tournament |
| June 6-12 | Booz Allen Classic |
| June 20-26 | Barclays Classic |
| June27-July3 | Cialis Western Open |
| July 4-10 | John Deere Classic |
| July 11-17 | B.C. Open |
| July 18-24 | US Bank Championship in Milwaukee |
| July 25-31 | Buick Open |
| Aug 1-7 | The INTERNATIONAL |
| Aug 22-28 | Buick Championship |
| Aug 29-Sep 5 (Monday end) | Deutsche Bank US Championship |
| Sept 6-11 | Bell Canadian Open |
| Sept 12-18 | 84 Lumber Classic of Pennsylvania |
| Sept 19-25 | Valero Texas Open |
| Sept 26-Oct 2 | Chrysler Classic of Greensboro |
| Oct 10-16 | Michelin Championship at Las Vegas |
| Oct 17-23 | FUNAI Classic at Walt Disney World Resort |
| Oct 24-30 | Chrysler Championship |
| Oct 31-Nov 6 | The TOUR Championship p.by. Coca Cola |

| Date | 2005 Champions Tour Event TournamentS |
|---|---|
| Jan 17-23 | MasterCard Championship |
| Jan 24-30 | Turtle Bay Championship |
| Feb 14-20 | ACE Group Classic |
| Feb 21-27 | Outback Steakhouse ProAm |
| Mar 7-13 | SBC Classic |
| Mar 14-20 | Toshiba Senior Classic |
| Apr 18-24 | Liberty Mutual Legends of Golf |
| Apr 25-May 1 | FedEx Kinko's Classic |
| May 9-15 | Blue Angels Classic |
| May 16-22 | Bruno's Memorial Classic |
| May 30-Jun 5 | Allianz Championship |
| June 6-12 | Bayer Advantage Classic |
| June 20-26 | Bank of America Championship |
| June27-July3 | Commerce Bank Long Island Classic |
| July 4-11 | Ford Senior Players Championship |
| Aug 1-7 | 3M Championship |
| Aug 15-21 | Greater Seattle Champions Classic |
| Aug 22-28 | JELD-WEN Tradition |
| Aug29-Sep4 | The First Tee Open at Pebble Beach p.by Wal-Mart |
| Sept 12-18 | Constellation Energy Classic |
| Sept 26-Oct 2 | SAS Championship |
| Oct 3-9 | Greater Hickory Classic at Rock Barn |
| Oct 10-16 | Administaff Small Business Classic |
| Oct 17-23 | SBC Championship |
| Oct 24-30 | Charles Schwab Cup Championship |

| Event Date | 2005 Challenge Season Event |
|---|---|
| Nov 7-13 | Franklin Templeton Shootout |
| Dec 17-18 | Wendy's Three-Tour Championship |
| Dec 19-25 | ADT Golf Skills Challenge |

*Dates and Tournaments are subject to change. Some Events may be replaced by TOUR from time to time, and Licensee acknowledges that (a) the overall number of Champions Tour events may fluctuate from year to year; and (b) the overall number of Challenge Season events may fluctuate from year to year.

**EXHIBIT D**
(Enhanced International Feed Specifications)

Vision: The vision consists of continuous LIVE and taped golf coverage from the day's round and highlight content; plus, in the event of weather delay, other event related programming. The vision includes limited US domestic on-camera talent and all player interviews. With respect to the Enhanced International Feed (the "Enhanced Feed"), PGA TOUR shall use best efforts, consistent with PGA TOUR's practice during the 2003 season, to be clean of any electronically-generated commercial sponsorship; including, but not be limited to, Sponsor Bill Boards, except for Title Sponsor identification. During the U.S. networks commercial breaks the Enhanced Feed will continue to provide PGA TOUR event related coverage. PGA TOUR productions shall be responsible for obtaining all required clearances relating to video footage used in the World Feed.

Graphics: The graphics for the Enhanced Feed consist of the following:
Lower Third Player identification/Score in English
Course identification in English
Hole Identification (Par/Hole Number)
Course Name/Location
Tournament Leader Boards
Event Title Page
ShotLink Data
The TOUR shall use best efforts to cover all network logos or identification on the telecast, consistent with PGA TOUR's practice during the 2003 season.

Audio: The Enhanced Feed shall contain two channels of audio:
Channel One (1) consists of a Full Program Mix in English:
Channel Two (2) consists of International Sound.
PGA TOUR Productions is responsible for obtaining all required clearances relating to talent used in the Enhanced Feed. PGA TOUR Productions is also responsible for obtaining all music clearances. PGA TOUR Productions provides all required Music Cue sheets.

Transmission: At the expense of PGA TOUR Productions, a digital feed of 9 MHz of the Enhanced Feed is uplinked from the PGA TOUR Productions facility to a US domestic C-Band satellite. The Satellite used is accessible throughout the continental United States. At the request of FOX, PGA TOUR Productions has provided and shall provide, at PGA TOUR Productions' expense, the required decoders to the necessary locations (as reasonably determined by FOX).
There will be two channels of audio on the satellite feed.
Current Satellite Audio Assignments:
Channel 1- Full program Mix in English
Channel 2- International Sound

Coordination: PGA TOUR Productions provides any international clients who request it, event AD coordination. International clients are provided with a telephone number to use for the event coordination. International clients shall be in contact with a PGA TOUR Productions AD via this listen in phone line in the Enhanced Feed control room. PGA TOUR Productions provides the international clients with show format for each day's coverage. The AD phone line, satellite coordinates, daily commercial format, contact phone numbers, highlight content and scripts are available to international clients via an Enhanced Feed web site. Initial information will be provided via the PGA TOUR World Feed website (www.pgatour.com\services\productions\worldfeed.html) by the Tuesday prior to each respective event at 5:00 PM (ET) and may be supplemented on a daily basis.

The Enhanced Feed mirrors the US domestic broadcast schedule. The Enhanced Feed coverage on the first three days may conclude when the US Domestic Broadcasters daily coverage ends. The Enhanced Feed coverage on the Final Day will finish at the completion of the tournament. In the case of a weather delay or cancellation of a day's coverage, PGA TOUR Production shall provide coverage of competition from that same day, the day before, or previous year's event coverage.

If a broadcaster receiving the Enhanced International Feed request re-transmission of any portions of the feed, this will be transmitted as soon as practical upon the conclusion of the scheduled feed. The cost for this service will be billed to the requesting broadcaster at $150 U.S. per quarter hour. The US$150 per quarter is only for cost associated with the re-transmission of the US domestic satellite feed of the Enhanced Feed and would not include cost associated with the International transmission path(s).